UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-35393

PRETIUM RESOURCES INC
(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Other – Financial Statement Request Form
99.5	Other – Letter to Shareholders
99.6	Other – Lumi User Guide

Incorporation by Reference

The Registrant’s Management Information Circular dated April 1, 2021, included as Exhibit 99.2 of this Form 6-K, furnished to the Commission on April 6, 2021, is incorporated by reference into the Registration Statements on Form S-8 (Commission File Nos. 333-203409 and 333-213450), and Form F-10 (Commission File No. 333-239214) of the Registrant, Pretium Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Vlada Cvijetinovic
Date: April 6, 2021	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal

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